

AH 3/16/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53620

RECEIVED
MAR - 1 2004
WASH. D.C.

PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. P. Matrix Partners L. L. C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  157 Broad Street, Suite 107A
                                        (No. and Street)

  Red Bank, NJ 07701
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Vincent Leone   212 289-4001
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Schneider & Associates LLP
                      (Name – if individual, state last, first, middle name)

  100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 3 1 2004
	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Judy Payer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __J. P. Matrix Partners L. L. C.__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. P. MATRIX PARTNERS L. L. C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED
DECEMBER 31, 2003

J. P. MATRIX PARTNERS L. L. C.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

INDEPENDENT AUDITORS' REPORT

J. P. Matrix Partners L. L. C.
Red Bank, New Jersey

We have audited the accompanying statement of financial condition of J. P. Matrix Partners L. L. C. as of December 31, 2003 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position J. P. Matrix Partners L. L. C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
February 13, 2004

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J. P. MATRIX PARTNERS L. L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 28,690
Due from clearing firm	752,619
Clearing firm deposit	100,005
Securities owned, at quoted market value	80,511
Equipment – net	4,420
Total assets	$966,245

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 16,500
Securities sold, not yet purchased, at quoted market value	549,445
Total liabilities	565,945
Member's equity	400,300
Total liabilities and member's equity	$966,245

See accompanying notes to financial statements.

J. P. MATRIX PARTNERS L. L. C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues

Interest and other income	$ 24,412
Net trading losses	(359,330)
	(334,918)

Expenses

Compensation and benefits	49,655
Clearing and execution	55,072
Communications and occupancy	80,594
Other operating expenses	3,544
Interest expense	5,847
	194,712

Net loss	$(529,630)

J. P. MATRIX PARTNERS L. L. C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

BALANCE, January 1, 2003	$ 829,930
Capital contributions	100,000
Net loss for the period	(529,630)
BALANCE, December 31, 2003	$ 400,300

See accompanying notes to financial statements.

J. P. MATRIX PARTNERS L. L. C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (decrease) in cash
Cash flows from operating activities

Net loss	$(529,630)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,210
Decrease in operating assets:	
Due from clearing firm	591,700
Clearing firm deposit	15
Securities owned	159,754
Decrease in operating liabilities:	
Accounts payable and accrued expenses	(29,960)
Securities sold, but not yet purchased	(269,707)
Total adjustments	454,012
Net cash used in operating activities	(75,618)
Cash flows from financing activities	
Capital contributions	100,000
Net increase in cash	24,382
Cash at January 1, 2003	4,308
Cash at December 31, 2003	$ 28,690

SUPPLEMENTAL INFORMATION:
Cash paid during the year for:

Interest	$ 5,847

See accompanying notes to financial statements.

NOTE 1 -   ORGANIZATION AND NATURE OF BUSINESS

J. P. Matrix Partners L. L. C., a New Jersey limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily trades securities on a proprietary basis with other broker-dealers, but also executes securities transactions in listed and over-the-counter securities and makes markets in over-the-counter equities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to the securities in those accounts. The Company's headquarters are located in Red Bank, New Jersey.

The Company is wholly-owned by 333 Matrix Partners, LLC ("333 Matrix"), a New Jersey limited liability company.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities positions are carried at quoted market value with unrealized gains and losses reflected in the Statement of Operations.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The Company's tax basis operating results are reported in the tax returns of 333 Matrix, from which the members determine their proportionate share of membership taxable income or loss.

J. P. MATRIX PARTNERS L. L. C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 3 - DUE FROM CLEARING FIRM

At December 31, 2003, this balance consisted of cash and money market funds totaling $743,656 and a monthly clearing firm receivable of $8,964.

NOTE 4 - CLEARING FIRM DEPOSIT

The Company's deposit with its clearing firm consists of money market funds.

NOTE 5 - SECURITIES OWNED and SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of corporate stocks recorded at quoted market values, as follows:

	Owned	Sold, not yet purchased
	$80,511	$549,445

NOTE 6 - EQUIPMENT

Equipment consists of the following:

		Estimated Useful Life
Office equipment	$ 7,367	5 years
Less: Accumulated depreciation	(2,947)	
	$ 4,420	

Depreciation expense was $2,210 for the year.

NOTE 7 - MEMBER'S EQUITY

During the year ended December 31, 2003, 333 Matrix made capital contributions of $100,000 to the Company.

J. P. MATRIX PARTNERS L. L. C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 8 -   CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant
concentrations of credit risk consist principally of cash and securities inventories.
The Company maintains all inventory positions and most of its cash balances at its
clearing firm.

NOTE 9 -   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as agent or principal, securities transactions on behalf of its
customers. If either the customer or a counterparty fails to perform, the Company
may be required to discharge the obligations of the nonperforming party. In such
circumstances, the Company may sustain a loss if the market value of the security is
different from the contract value of the transaction. The Company attempts to
mitigate the risk of default by reviewing, as necessary, the credit standing of the
counterparty.

The Company has sold securities that it does not currently own and will therefore be
required to purchase such securities at a future date. The Company has recorded these
obligations in the financial statements at December 31, 2003 at market values of the
related securities ($549,445) and will incur a loss if the market value of the securities
increases subsequent to December 31, 2003.

NOTE 10 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net
Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net
capital, as defined, 6-2/3% of aggregate indebtedness, as defined, or $100,000,
whichever is greater, and requires the ratio of aggregate indebtedness to net capital,
both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio
may fluctuate on a daily basis. At December 31, 2003, the Company had net capital
and net capital requirements of $258,948 and $100,000, respectively. The Company's
ratio of aggregate indebtedness to net capital was .06 to 1.

SUPPLEMENTARY SCHEDULES

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
<u>DECEMBER 31, 2003</u>

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) because as an introducing broker-dealer it clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

J. P. MATRIX PARTNERS L. L. C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Computation of Net Capital

Member's equity		$ 400,300
Nonallowable assets:		
Equipment – net		4,420
Net capital before haircuts on securities		395,880
Haircuts on securities:		
Money market funds	$ 2,565	
Equities	82,417	
Undue concentration	51,950	136,932
Net capital		258,948
Minimum capital requirement - the greatest of		
$100,000, 6-2/3% of aggregate indebtedness		
of $16,500, or market-making activity, as defined		100,000
Excess net capital		$ 158,948
Ratio of aggregate indebtedness to net capital		.06 to 1
Schedule of aggregate indebtedness:		
Accounts payable and accrued expenses		$ 16,500

No differences exist between the above computation and the computation included in Part IIA of Form X-17a-5 as of December 31, 2003.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

J. P. Matrix Partners L. L. C.
Red Bank, New Jersey

In planning and performing our audit of the financial statements of J. P. Matrix Partners, L. L. C. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

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SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jericho, New York
February 13, 2004